July 29, 2005



VIA EDGAR

Larry Greene, Esq.
U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:      ACP Strategic Opportunities Fund II, LLC

Dear Mr. Greene:

This letter responds to our telephone conversation on July 7, 2005, in which you raised a number of comments concerning the Schedule TO relating to an offer by ACP Strategic Opportunities Fund II, LLC ("ACP") on June 30, 2005 to purchase up to twenty-five percent of its shares of beneficial interest. Each of your comments and our respective response is set forth below. Unless otherwise noted, defined terms have the same meaning as in the Schedule TO.

1. Comment: Under the heading "Net Asset Value Determination Date" in the Form of Offer to Purchase, please explain how the Fund's net asset value will be calculated.

     Response: We have added the following sentence to the first paragraph following the heading "Net Asset Value Determination Date":

     "The net asset value per Interest will be based on the net asset value of the Fund and will be determined by dividing the net asset value of the Fund by the number of Interests, as described in the Confidential Private Placement Memorandum."

2. Comment: Under the heading "Payment for Repurchased Interests" in the Form of Offer to Purchase, you state that the general partner, in its sole discretion, may determine to waive the 5% holdback and authorize an Initial Payment of 100% of the estimated value of the repurchased interest. You further state that if an investor tenders a partial Interest, which is 90% or more of the Investor's Interests, and such tender is accepted by the Fund, it will be deemed to have liquidated his or her investment, and therefore, the Investor will receive an Initial Payment for the tendered Interests determined as of the Net Asset Value Determination Date. Please clarify whether the payment to the investor tendering partial interests will be for 100% of the estimated value of the repurchased interest, or if there will be a holdback. When you refer to "tendered Interests," are you referring to the total liquidation or just the 90% or more that has been tendered?

     Response: As stated in the second paragraph following the heading "Payment for Repurchased Interests" in the Form of Offer to Purchase, investors whose Interests will be liquidated because they tendered 90% or more of their Interests will receive a Contingent Payment, so there could be a holdback, as stated. When referring to the "tendered Interests," we are referring to the total liquidation value.

3. Comment: In the second paragraph under the heading "Payment for Repurchased Interests" in the Form of Offer to Purchase, you state that investors whose interests will be liquidated because they tendered 90% or more of their Interests will receive a Contingent Payment. Please clarify.

     Response: As stated in the first paragraph following the heading "Payment for Repurchased Interests," if an Investor that tenders a partial interest that is 90% or more of the Investor's Interest, and such tender is accepted by the Fund, it will be deemed to be a full liquidation. In other words, the Fund will treat it as a tender of the Investor's total number of Interests. As described in the second paragraph following the heading "Payment for Repurchased Interests," 5% of the full liquidated amount will be withheld as a Contingent Payment to account for any adjustments in the repurchased interests, determined as of the Net Asset Value Determination Date and based upon results of the annual audit of the Fund's financial statements. We have added the following sentences to the second paragraph following the heading "Payment for Repurchased Interests":

     "Therefore, the Investor will receive an Initial Payment of 95% of the Investor's Interest, based upon the full value of the liquidation, for the tendered Interests determined as of the Net Asset Value Determination Date. The Investor will later receive the Contingent Payment based upon the preceding conditions described above."

4. Comment: In the fourth paragraph under the heading "Payment for Repurchased Interests" in the Form of Offer to Purchase, you state that the Fund expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, Interests, in compliance with any applicable law. Please clarify.

     Response: The Fund expressly reserves this right, within the limits imposed by applicable law, due to the possibility that unforeseen issues may arise in the acceptance for payment of, or payment for, the tendered Interests. As such, we believe that the current disclosure is sufficient.

5. Comment: Under the heading "Increase in Amount of Interests Repurchased; Pro Rata Repurchases" in the Form of Offer to Purchase, you state that the Fund may increase the outstanding Interests to be repurchased or the Fund may decide not to do so, and that in either case, if the outstanding Interests tendered for repurchase exceeds 25% of outstanding Interests, the Fund will repurchase only a pro rata portion of the Interests tendered by each investor. In one instance you say "may," and in another, you say "will." Please make consistent.

     Response: As discussed under the heading "Increase in Amount of Interests Repurchased; Pro Rata Repurchases," the Fund may increase the outstanding Interests to be repurchased or the Fund may decide not to do so. However, in any event--whether the Fund increases the outstanding Interests to be repurchased or not--the Fund will repurchase only a pro rata portion of the Interests tendered by each Investor. As such, we believe that the current disclosure is sufficient.

6. Comment: Under the heading "Increase in Amount of Interests Repurchased; Pro Rata Repurchases" in the Form of Offer to Purchase, you state that "Additionally, the Fund will repurchase tendered Interests on a pro rata basis in the event that the Fund cannot efficiently liquidate underlying positions in order to repurchase tendered Interests for cash." Please make clear that the Fund can purchase less than 25% of the outstanding Interests.

     Response: In the third paragraph under the heading "Increase in Amount of Interests Repurchased; Pro Rata Repurchases" the Fund discloses that it may reject all or part of a tender if, among other reasons, the Fund's Investment Adviser determines that it would be in the best interests of the Fund to do so. As such, we believe that the current disclosure is sufficient.

7. Comment: Under the heading "Suspension or Postponement of Repurchase Offer" in the Form of Offer to Purchase, you state that the Board of Directors may cancel the Repurchase Offer or postpone the acceptance of Interests if there is, in the judgment of the Board of Directors, any "commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund."

     Response: We have revised the following to paragraph (b)(v) following the heading "Suspension or Postponement of Repurchase Offer":

     "commencement of or a substantial change in a current war, armed hostilities, or other international or national calamity directly or indirectly involving the United States that is material to the Fund,"

I hereby acknowledge on behalf of ACP that: (i) ACP is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) ACP may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or comments at 202.739.5498.

Sincerely,


/s/ Ryan F. Helmrich

Ryan F. Helmrich

cc:      Monica L. Parry, Esq.
         Mitra Shakeri, Esq.
         Stephanie Strid Davis